UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-38813

Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 2 to Form 6-K (“Amendment No. 2”) is being filed by Puyi Inc. as an amendment to the Form 6-K/A dated February 5, 2024 (the “Form 6-K/A”). The purpose of this Amendment No. 2 is to postpone the original extraordinary general meeting on February 22, 2024 until March 13, 2024 and update the proposed English name from Huapu Inc. to Highest Performances Holdings Inc. in the exhibit 99.2 and 99.3 on this Amendment No. 2 from the Form 6-K/A.

EXHIBIT INDEX

Number		Description of Document
99.1	–	Press Release
99.2	–	Notice of Extraordinary General Meeting
99.3	–	Form of Proxy for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUYI INC.

By:	/s/ Hu Yinan
Name:	Hu Yinan
Title:	Vice-Chairman of the Board, Chief Executive Officer

Date: February 20, 2024

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